Robert W. McComis	SunTrust Bank
Senior Vice President	303 Peachtree NE, 26th Floor
Atlanta, Georgia 30308
Tel 404.588.8201
Fax 404.813.0000

March 12, 2007

Ms. Kristan Davies
CMBS Sub-Servicing Compliance
CapMark Finance, Inc.
6955 Union Park Center
Suite 450
Midvale, Utah 84047

Re: Annual Compliance Statement for Series 2006 IQ12

Dear Ms. Davies:

As required by the Series 2006 IQl2 Primary Servicing Agreement, with respect to the period ending on December 31, 2006, I have reviewed the activities of SunTrust during the calendar year and its performance under this Agreement has been made under my supervision, and, to the best of my knowledge, based on such review, SunTrust has performed and fulfilled its duties, responsibilities and obligations under this Agreement in all material respects through such year as disclosed in the Reg AB letter (copy attached).

Sincerely,

/s/ Robert W. McComis